Exhibit 99.1

DRAFT

PRIVILEGED AND CONFIDENTIAL

FOR IMMEDIATE RELEASE

Affimed Announces Proposed Public Offering of Common Shares

Heidelberg, Germany, November 7, 2019 – Affimed N.V. (“Affimed” or the “Company”) (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today announced that it has commenced an underwritten public offering of its common shares. The Company expects to grant the underwriters a 30-day option to purchase up to an additional 15 percent of the number of common shares sold in connection with the offering. All of the shares in the offering will be sold by Affimed. This offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Jefferies LLC and SVB Leerink LLC are acting as joint book-running managers of the offering. A shelf registration statement relating to these securities filed with the Securities and Exchange Commission (the “SEC”) was declared effective by the SEC on November 7, 2018. The offering will be made only by means of a prospectus and prospectus supplement. A preliminary prospectus supplement and accompanying prospectus related to the offering have been filed with the SEC and are available at the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525, ext. 6132, or by email at syndicate@svbleerink.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat hematologic and solid tumors.

Forward-looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor and Media Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

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